

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2006

via U.S. Mail and Facsimile
Ronald A. Hirsch
Chairman and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 107
Tucson, Arizona 85705

> **Re:** **Nord Resources Corporation**
> **Form 10-KSB for the Year Ended December 31, 2004**
> **Filed January 17, 2006**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 28, 2006**
> **File No. 001-08733**

Dear Mr. Hirsch:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements, page 90

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Nature of Operations, page F-8

1.   Please disclose how you account for your interest in Titanium Resources Group, Ltd. (TRG).

Restricted Cash, page F-9

2.   We note your disclosure on page 40 in which you state that you deposited $1,500,000 into an escrow account to be used to bring the Johnson Camp Mine into compliance with Arizona's aquifer protection laws. Based on your Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2002, we are unable to determine how you funded the $1,500,000 deposit. Please disclose the source of funds used to establish the escrow account.

We also note that in your Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003, you present an operating cash outflow of $994,201 in the period you established the escrow account, and an operating cash inflow of the same amount in the period you expended cash. Tell us why you believe reporting changes in your restricted cash account in this manner does not render your measures of cash flows from operating activities imprecise, and why your Consolidated Statement of Cash Flows for the year ended December 31, 2002 does not reflect the entire escrow deposit of $1,500,000. The reasons you believe that expenditures paid from restricted cash should be presented as a cash inflow on your Consolidated Statements of Cash Flows should be clear.

Tell us the disclosure and reporting revisions that you would propose, for each period presented, to advise readers of the effects of having reported changes in your restricted cash account in this manner, so that actual operating, investing and financing cash flows are evident.

Property and Equipment, page F-10

3.   We note your disclosure in which you explain that in the year proven and probable reserves are established for a given property, you retroactively capitalize all exploration costs incurred since the beginning of the year for that property. We generally find that costs incurred prior to establishing proven and probable reserves, as defined by Industry Guide 7, should be expensed as exploration costs,

while costs incurred subsequent to the establishment of proven and probable reserves that are developmental in nature, are appropriately capitalized. Please refer to the guidance in Section II.F.1 of "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance," located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P267_55290

Tell us the reasons you believe this guidance would not apply to you.

Reclamation Costs, page F-11

4.   Please comply with paragraph 22(c) of SFAS 143 and include in your disclosure a reconciliation of the beginning and ending aggregate carrying amount of your asset retirement obligation.

5.   We note your disclosure on page 53, in which you state that an updated feasibility study on the Johnson Camp Mine includes an estimate of $1,000,000 for closure and reclamation costs, net of any asset salvage value. Tell us whether it is your intent to revise your estimate of the asset retirement obligation based on the estimate included in the feasibility study; and if so, when you would expect this to be reflected in your financial statements. Please describe for us the underlying reasons for this change in estimate, emphasizing differences from your earlier estimate, and explain your rational for the timing of recognition.

Accumulated Other Comprehensive Income, page F-13

6.   We note your disclosure in which you explain that your ownership interest in Nord Pacific decreased in 2003, requiring you to change your method of accounting for this investment from the equity method to an available for sale marketable security. Further, we note your disclosure in which you state that as a result of changing your method of accounting for this investment, you reclassified the foreign currency translation adjustment related to the equity method investment to an unrealized gain on marketable securities within Accumulated Other Comprehensive Income.

Please expand your disclosure to describe the events that led to the change in your ownership interest in Nord Pacific. The reasons you reclassified the entire foreign currency translation adjustment balance should be clear.

Preliminary Proxy Statement on Schedule 14A

General

7.   Please update the proxy statement and fill in all blanks and remove all brackets
        from the disclosure. In this regard, please confirm the bracketed information
        regarding the Audit Committee on page 10 has been approved.

Proposal Number Four, page 29

8.   On page 29, you provide "highlights" of the 2006 Stock Incentive Plan and
        disclose that the summary is qualified in its "entirety" by reference to the 2006
        Stock Incentive Plan. We remind you that you are responsible for the disclosure
        provided in the proxy statement and that investors should be provided a complete
        and accurate summary of the plan. Please revise to include disclosure of not just
        the "highlights" of the plan, but the material features of the plan.

Engineering Comments

Johnson Camp Copper Project feasibility studies, dated March 2000 and October 2005

Concerning the following engineering comments about the two Johnson Camp feasibility
studies, please respond with supplemental explanations and analyses:

9.   Concerning the geologic and mine modeling:
        • Summarize in some detail and provide supporting evidence and analysis
          as to how the acid soluble grade model was constructed, how the
          oxide/sulfide transition was identified and handled, and how much of the
          total copper is acid soluble.
        • Drill holes that contain total copper assays, but are missing acid soluble
          assays, were assigned acid soluble grades through different methods.
          Please explain these techniques.
        • Explain how the geologic model in the mining plan was zoned, flagged, or
          constrained to differentiate and mine only leachable ore. If the
          explanation is best developed as part of the geologic model genesis, please
          address above.
        • Discuss and support the acid soluble recoverable copper estimates used in
          the Lerch-Grossman floating cone algorithm.

10.   Provide a comprehensive analysis and summary of:

- The metallurgical agglomeration test work.
- Your support for the acid consumption and total copper recovery factors you use in the financial analyses.
- What feasibility level metallurgical test work you have to support the acid consumption and copper recovery factors used in you financial analyses.
- Why the amount of sampling, geologic and acid soluble modeling and metallurgical test work is sufficient to meet the requirements of a final feasibility level study.

11. Some acid is generated within the solvent extraction electrowinning (SX-EW) plant as the copper is precipitated onto the copper cathodes. Provide:
- A table showing all the acid additions to the leach circuit that you expect.
- Show the acid generation in the electro-winning facility separate from the acid additions structured to keep the solution pH within operating ranges.
- Explain how the electrolyte acid generation quantity is calculated.
- Show all acid additions as tons or metric tons and state the acid concentration as percent.

12. Acid consumption or usage within the operating budget may be low. Provide an analysis to justify the operating parameters that were used to develop your annual acid consumption and usage estimates used in your financial analysis.

13. We note the lower availability and higher prices for acid in the Southwest at the present time.
- Demonstrate that you can acquire sufficient acid to meet your needs in the timeframes you propose, and that you can acquire it at the prices you use in your financial analysis.
- Provide an analysis of the project's economic sensitivity to changes in acid price, consumption assumptions, and availability.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director